

Form NRSRO: Exhibit 6

Identify in this Exhibit the types of conflicts of interest relating to the issuance of credit ratings that are material to A.M. Best Rating Services (AMBRS).

AMBRS is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

AMBRS is paid by obligors to determine credit ratings of the obligors.

AMBRS is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid AMBRS to determine a credit rating.

AMBRS' affiliates are paid by persons for subscriptions to receive or access the credit ratings of AMBRS and/or for other services offered by AMBRS' affiliates where such persons may use the credit ratings of AMBRS to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

AMBRS' affiliates are paid by persons for subscriptions to receive or access the credit ratings of AMBRS and/or for other services offered by AMBRS' affiliates where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by AMBRS.

